June 21, 2021

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on June 1, 2021, relating to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed on April 15, 2021, for the principal purpose of adding three new series, American Century Multisector Income ETF (MUSI), American Century Emerging Markets Bond ETF (AEMB), and American Century Sustainable Growth ETF (ESGY) (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate your comment prior to our response.

1.Comment: Please provide completed fee and example tables in correspondence and explain how the Funds will be determining Other Expenses.

Response: Please see the fee and example tables below. In accordance with Instruction 6(a) to Item 3 of Form N-1A, Other Expenses are based on estimated amounts. The Funds base these estimates on the fees incurred by similar investment products and strategies in our family of funds.

MUSI:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.35%

1 year	3 years
$36	$113

AEMB and ESGY:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.39%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.39%

1 year	3 years
$40	$126

2.Comment: In the Principal Investment Strategies sections of MUSI and AEMB, please state whether debt instruments will be of any specific maturity or duration.

Response: We added disclosure to both Funds stating, “The fund has no average maturity or duration limitations.”

3.Comment: The Principal Investment Strategies section of MUSI mentions bank loans, please disclose in the prospectus that it may take longer than 7 days for transactions in the loans to settle, which means it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet its short-term liquidity needs particularly those which may arise as a result of the longer settlement period.

Response: The Bank Loan Risk in MUSI’s Principal Risks section states, “Bank loan transactions may take more than seven days to settle, meaning that proceeds would be unavailable to make additional investments or meet redemptions.” We added disclosure stating, “To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the fund may hold cash or sell investments.”

4.Comment: The Principal Investment Strategies sections of MUSI and AEMB state that the Funds may invest in derivative instruments and states that those instruments “may include” a list of derivative types. Please delete the word “may” and identify any derivatives in which the Fund will invest in principally.

Response: We revised the disclosure to include only those derivative instruments that each Fund will invest in principally and deleted “may” as requested.

5.Comment: The Principal Investment Strategies section of MUSI mentions collateralized loan obligations (CLOs), please disclose the risks associated with these types of investments and any heightened risks associated with lower rated tranches.

Response: The Collateralized Debt Obligations Risk factor in MUSI’s Principal Risks section contains the following disclosure about the risks of CLOs, “Collateralized debt obligations and collateralized loan obligations (CLOs) are subject to credit, interest rate, valuation, and prepayment and extension risks. These securities also are subject to risk of default on the underlying asset, particularly during periods of economic downturn. The market value of CLOs may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets.” We added disclosure stating, “Lower rated tranches of such debt are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated.”

6.Comment: The Principal Investment Strategies sections of MUSI and AEMB state, “To determine whether to buy or sell a security, the portfolio managers consider, among other things, various fund requirements and standards, along with economic conditions, alternative investments, interest rates and various credit metrics.” (emphasis added) Please provide additional detail on what these requirements and standards are.

Response: We revised the language to state, “To determine whether to buy or sell a security, the portfolio managers consider, among other things, the fund requirements and standards described above, along with economic conditions, alternative investments and interest rates.”

7.Comment: Please provide principal risk disclosure in MUSI and AEMB related to prepayment and extension risks.

Response: We added the requested disclosure to MUSI. Prepayment and extension risk are typically associated with investments in derivatives such as asset-backed and mortgage-backed securities. Investing in asset-backed and mortgage-backed securities is not a principal strategy of AEMB, therefore disclosure of these risks is inappropriate in the Principal Risk section.

8.Comment: Please consider whether any additional emerging markets risk disclosure is necessary as outlined in ADI 2020-11.

Response: We revised AEMB’s Principal Risk sections to state: “Investing in securities of issuers located in emerging market countries generally is riskier than investing in securities of issuers located in foreign developed countries due to lack of liquidity, market manipulation concerns, limited reliable access to capital, and differing company organizational structures. Emerging market countries may have unstable governments and/or economies that are subject to sudden change. These changes may be magnified by the countries’ emergent financial markets, resulting in significant volatility to investments in these countries. These countries also may lack the legal, business, and social framework to support securities markets. Additionally, the Sarbanes-Oxley Act of 2002 requires that PCAOB registered accounting firms, which prepare or issue audit opinions for U.S.-listed issuers, submit to PCAOB inspections and produce audit work papers. This requirement applies to audit opinions for all U.S.-listed issuers, regardless of the domicile of the issuer. Certain jurisdictions do not provide the PCAOB with sufficient access to inspect audit work papers and practices, or otherwise do not cooperate with U.S. regulators. This lack of access and cooperation potentially exposes investors in U.S. capital markets to significant risks of capital loss and limits the rights and remedies available to funds and shareholders.”

9.Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how the Funds expect to be managed and should address those strategies that the Funds expect to be the most important to achieving their objectives and that they anticipate will have a significant effect on performance. Disclosure should not be generic risk associated with each derivative type.

Response: We revised the Principal Investment Strategy disclosure to include the principal types of derivatives MUSI and AEMB will invest in and added disclosure in the Principal Risk sections to address each of these security types.

10.Comment: In the Item 9 statement of the Funds’ nonfundamental policies on their respective investment objectives, please provide the number of days’ notice the Funds will provide shareholders when changing investment objectives.

Response: We revised the disclosure to state, “The fund’s investment objective is a nonfundamental investment policy and may be changed by the Board of Trustees without approval by shareholders upon 30 days’ notice.”

11.Comment: The Principal Investment Strategies section of AEMB states, “The fund considers an emerging market country to be any country other than a developed country.” Please supplementally explain whether the Fund distinguishes between emerging markets and frontier markets, and please revise as appropriate. Please clarify the phrase “the fund generally intends to focus its investments in the subset of emerging markets countries that comprise the JP Morgan EMBI Global Diversified Index.” (emphasis added) As part of determining where a company is located, the Fund references “where revenues are derived.” Please provide more specificity, i.e. “majority of revenues.”

Response: The Fund does not distinguish between frontier and emerging markets. The Fund will classify a company located in a frontier market as an emerging market company. We revised the disclosure to state that, “the fund typically invests in the subset of emerging markets countries that comprise the JP Morgan EMBI Global Diversified Index.” We revised the disclosure related to where a company is located to state, in part, “where a majority of a company’s revenues are derived.”

12.Comment: ESGY is a nontransparent active fund. Please confirm supplementally that prior to effectiveness, the Fund will contact the SEC Analytics Office to coordinate reporting requirements as provided by the Fund’s exemptive relief.

Response: The Registrant and the Analytics Office are in contact, and the Registrant is aware of its reporting obligations.

13.Comment: Please identify the types of securities that ESGY intends to hold with greater specificity.

Response: Please note that the Fund’s Principal Strategy sections state, “The fund will invest principally in exchange-traded common stocks.”

14.Comment: The ESGY Principal Investment Strategies section states that the Fund will invest in companies that show “sustainable business improvement.” Please explain any difference between sustainable business improvement and the Fund’s ESG metrics. Are these concepts the same? Please clarify throughout.

Response: The phrase “sustainable business improvement” is intended to encapsulate the Fund’s overall strategy that combines ESG metrics (sustainable) with fundamental measures of growth and value (business improvement). As stated in the Fund’s Principal Strategy section, “The fund will generally invest in large capitalization companies it believes show sustainable business improvement using a proprietary multi-factor model that combines fundamental measures of a stock’s growth and value potential with environmental, social, and governance (ESG) metrics. The model assigns each security a financial metrics score and an ESG score that are combined on an equal basis to create an overall score.” (emphasis added)

15.Comment: We note ESGY intends to use one or multiple third-party scoring providers to assist in its determination of ESG scoring. In the Principal Investment Strategies section, please identify the providers that the Fund intends to use, or the primary provider if the Fund intends to use multiple providers. Please also briefly summarize each provider’s criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third-party provider criteria as criteria can differ significantly.

Response: The Fund may or may not consider information provided by various third-party sources, and the portfolio managers use proprietary models to weigh the information and ultimately make buy and sell decisions. These sources may change over time, and disclosure of any one service provider could mislead investors by placing undue importance on any one provider and its scoring criteria. Further, our Principal Risks disclosure states, “[w]hen analyzing ESG criteria for securities, if the portfolio management team relies on the information and scoring models published by third party sources, there is a risk that this information might be incorrect or only take into account one of many ESG related components of portfolio companies. Moreover, scores and ratings across third party providers may be inconsistent or incomparable.” We respectfully decline to make a change.

16.Comment: Please explain further the ESGY’s use of the Russell 1000 Growth Index, for example, does the Fund intend to apply the ESG screening methodology to every company included in the index to comparatively evaluate those ESG profiles against potential investments?

Response: Yes, the Fund applies the ESG screening methodology to every company included in the index to comparatively evaluate those ESG profiles against potential investments. As stated in the Fund’s Item 4 and Item 9 strategy sections, “the advisor defines sustainable securities as those to which the advisor’s proprietary model assigns an ESG score that is in the top three quartiles of the ESG scores the model assigns to all of the securities in the fund’s benchmark, the Russell 1000 Growth Index.” (emphasis added)

17.Comment: ESGY is nondiversified. Please identify approximately how many investments the Fund expects to hold.

Response: We revised the disclosure to state, “The fund is nondiversified and will typically hold 70-90 stocks.”

18.Comment: In ESGY’s quantitative model, how much weight is given to the fundamental measures of a stock’s growth/value compared to its ESG investment?

Response: The weight given to each is equal. We revised the Fund’s Principal Strategy disclosure to clarify as follows, “The model assigns each security a financial metrics score and an ESG score that are combined on an equal basis to create an overall score.” (emphasis added)

19.Comment: ESGY’s Principal Investment Strategies section states that securities “are evaluated on a sector specific basis.” Are there any economic sectors excluded from consideration?

Response: There are no economic sectors excluded from consideration.

20.Comment: ESGY’s Principal Investment Strategies section states “the advisor defines sustainable securities as those to which the advisor’s proprietary model assigns an ESG score that is in the top three quartiles of the ESG scores the model assigns to all of the securities in the fund’s benchmark, the Russell 1000 Growth Index.” Please explain why the top 3 quartiles is an appropriate cut off for defining “sustainable” securities in the Fund’s view.

Response: We continue to believe that use of the word “sustainable” in the Fund’s name denotes an investment strategy rather than a specific investment type. Nevertheless, consistent with prior correspondence from the Staff, we have included an 80% test for “sustainable” investments based on ESG criteria. As stated in the Fund’s Principal Investment Strategies section, the goal of the Fund is to have “a portfolio of stocks that has sustainable competitive advantages, provides better returns without taking on significant additional risk, and maintains a stronger ESG profile than the Russell 1000 Growth Index.” Screening out the bottom quartile of ESG from the benchmark allows the Fund to avoid investment in ESG laggards, while still allowing investment in securities with strong fundamentals but only average or slightly below average ESG scores. The Fund’s disclosure clearly states that the Fund’s intention is to maintain a stronger ESG profile than the Russell 1000 Growth Index, not necessarily to invest only in securities with the highest ESG scores. As stated in the adopting release on Investment Company Names (Release No. IC-24828, March 31, 2001) (Adopting Release), “The Commission believes that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks. An investment company’s name, like any other single piece of information about an investment, cannot tell the whole story about the investment company.” The Adopting Release goes on to note, “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Fund has clearly defined “sustainable” in the prospectus and outlined that ESG metrics are considered alongside fundamental metrics of growth and value. A shareholder who reads the disclosure will understand the Fund’s objective and strategy with respect to sustainable investments.

21.Comment: ESGY’s Item 9 disclosure defines large capitalization securities as those securities with capitalizations within the capitalization range of the Russell 1000 Growth Index, but the Item 4 disclosure states the Fund uses the capitalization range of the S&P 500. Please clarify.

Response: We corrected the Item 4 disclosure to state that “The fund defines large capitalization companies as those that are in the capitalization range of the Russell 1000 Growth Index.”

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or (816) 340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary